EXHIBIT 99.1

Innate Pharma First Quarter 2021 Report

  Lacutamab TELLOMAK trial progresses as KIR3DL2-expressing mycosis fungoides cohort advances to Stage 2 after positive early signal
  Company’s first NK cell engager selected by Sanofi as drug candidate for development
  Cash position of €181.7 millionˆ as of March 31, 2021

MARSEILLE, France, May 11, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its revenue and cash position for the three-month period ending March 31, 2021.

“This quarter, we have continued to execute against our strategy, successfully progressing the lacutamab TELLOMAK trial in the mycosis fungoides cohort while also advancing our first NK cell engager with our partner, Sanofi,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “As we continue to advance our business, we look forward to delivering additional data read-outs from these programs this year, as well as leveraging our strong R&D competencies to lead the next wave of scientific innovation at Innate."

Webcast and conference call will be held today at 3:00pm CEST (9:00am ET)
Access to live webcast: https://edge.media-server.com/mmc/p/o65bcx4w

Participants may also join via telephone by registering in advance of the event at http://emea.directeventreg.com/registration/1570429.

Upon registration, participants will be provided with dial-in numbers, a direct event passcode and a unique registrant ID that they may use 10 minutes prior to the event start to access the call.

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.

A replay of the webcast will be available on the Company website for 90 days following the event.

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ˆ Including short term investments (€15.5 million) and non-current financial instruments (€39.8 million).

Pipeline highlights:

Lacutamab (IPH4102, anti-KIR3DL2 antibody):

  In February 2021, the Company announced lacutamab showed a positive early signal in the KIR3DL2-expressing mycosis fungoides cohort (‘cohort 2’) of the TELLOMAK clinical trial. This cohort reached the pre-determined number of responses needed to advance to stage 2 earlier than anticipated. The Company plans to present this preliminary data as an oral presentation at the 16th International Conference on Malignant Lymphoma, Lugano (16-ICML) being held virtually between June 18-22, 2021.
  The Company expects to initiate its Phase 1b trial evaluating lacutamab as a monotherapy in KIR3DL2-expressing patients with relapsed/refractory peripheral t-cell lymphoma (PTCL) by mid-2021. In addition, the Lymphoma Study Association (LYSA) will initiate an investigator-sponsored, randomized trial to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in KIR3DL2-expressing relapsed/refractory PTCL patients in the second half of 2021.

IPH6101 (NKp46-based NK cell engager), partnered with Sanofi:

  Progress was made in the NKCE collaboration with Sanofi, resulting in the decision announced in January 2021 that Sanofi will transition IPH6101/SAR443579 into investigational new drug (IND)-enabling studies. IPH6101 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multi-specific antibody format (Gauthier et al. Cell 2019). The decision triggered a €7 million milestone payment from Sanofi to Innate.
  In January 2021, a GLP-tox study was initiated for the IPH6101/SAR443579 program.
  The Company will share an update on its NKCE platform at the Federation of Clinical Immunology Societies (FOCIS) meeting being held virtually between June 8-11, 2021.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  The Company expects to publish data this year from the Phase 2 expansion cohort (‘cohort 3’), exploring the combination of monalizumab, cetuximab and durvalumab in first-line IO naïve patients with R/M SCCHN.

Avdoralimab in COVID-19 (anti-C5aR1 antibody):

  The investigator-sponsored Phase 2 clinical trial, FORCE (FOR COVID-19 Elimination), has completed enrollment and is ongoing for patient follow-up and data analysis. More information on this study can be found at clinical trials.gov.

Financial Results:

Cash, cash equivalents and financial assets of the Company amounted to €181.7 million as of March 31, 2021. At the same date, financial liabilities amounted to €18.5 million.

During the first quarter of the year 2021, a €7.0m milestone payment was received from Sanofi in February 2021. This milestone followed the decision taken by Sanofi to advance IPH6101/SAR443579 into investigational new drug (IND)-enabling studies.

Revenues for the first three months of 2021 amounted to €4.5 million (€19.3 million for the same period in 2020). For the three-month period, ended March 31, 2021, revenue from collaboration and licensing agreements mainly results from the spreading of the payments received under our agreements with AstraZeneca and Sanofi.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France, with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at: www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com